

Mail Stop 3720

August 19, 2015

Ms. MaryEllen Genovese
Chief Financial Officer
8x8, Inc.
2125 O'Nel Drive
San Jose, CA 95131

      Re: **8x8, Inc.**
              Form 10-K for the Year Ended March 31, 2015
              Filed May 29, 2015
              File No. 000-21783

Dear Ms. Genovese:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Service and product revenue, page 54

1.   Please tell us in detail the nature of your channel partner arrangements and how you are accounting for the related service revenues. In addition, tell us whether service revenues generated through channel partner arrangements are sold on a stand-alone basis or bundled with their services and whether you recognize related revenues on a gross or net basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding our comment on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications